Mail Stop 3561

September 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James G. Gilbertson, Chief FinancialOfficer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

> **Re:** **Granite City Food & Brewery Ltd.**
> **Form 10-K for the fiscal year ended December 30, 2008**
> **Filed March 19, 2009**
> **File No. 000-29643**

Dear Mr. Gilbertson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief